April 29, 2016 <Primary First Name> <Primary Last Name> <Company> <Mailing Address> <City>, <State> <Zip> Dear <Primary First Name> <Primary Last Name>, First and foremost, I would like to take this opportunity to thank you for your business. The trust and confidence you’ve placed in our services here at Cetera/Great Western Investments & Insurance are genuinely appreciated. The merger of HF Financial Corp, Home Federal Bank’s holding company, into Great Western Bancorp, Inc., the holding company for Great Western Bank, is expected to close on or about May 13, 2016, subject to receipt of HF Financial stockholder approval and other customary conditions. In connection with the upcoming merger, I want to answer some questions you may have in regards to what this means for your investment accounts. Will this affect my accounts? Great Western Investments & Insurance will continue to operate business as usual and will continue to use Cetera as our broker/dealer. There will be no change in any of your investments. You will continue to receive the same statements and I will continue on as your agent/broker. In addition, I will maintain the same address, phone number and email if you need to reach me. How will I access my account online? The link to access your account online will be removed from our website. However, you will still be able to use the Cetera website to login to your account. Following the closing of the acquisition of Home Federal Bank, Great Western Bank will be operating with two broker-dealers for a period of time. Since we will be maintaining both relationships, we are required by regulation to remove any references to either broker-dealer in our advertising, including on our website. Accordingly, we will be deactivating the investment pages of our website. To access your account, please use the direct URL (website address) https://myaccount.iconnect2invest.com/bankr/login.do?webcontext=gwi Once you are on this site, the login process will remain the same. Your user name and password will not change. I suggest adding this URL to your browser’s Favorites or Bookmarks list. I would be happy to meet or discuss any questions that you may have about your account or this acquisition. Please feel free to give me a call to schedule a time to visit. Thank you again for the opportunity to serve you and your financial needs. Sincerely, <Officer> <Officer’s Title> <Officer’s Number> Great Western Investments & Insurance is a marketing name of Cetera Investment Services LLC, member IPC/FINRA. Securities and insurance products offered by Cetera Investment Services. Advisory services are offered by Cetera Investment Advisers LLC. Neither firm is affiliated with Great Western Bank, Great Western Financial Services, Inc. or their related companies. Investments are: • Not FDIC insured. • May go down in value. • Not financial institution guaranteed. • Not a deposit. • Not insured by any federal government agency. Advisory services are only offered by Investment Advisor Representatives. Registered Branch Office: 1235 N. Street, Lincoln, NE 68508. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934. Subject Company: HF Financial Corp. Commission File No. 033-44383 Date: April 29, 2016

Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements about Great Western’s and HF Financial’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, future events or performance with respect to the proposed merger are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. In particular, the statements included in this press release concerning the anticipated completion of the merger and the expected closing date are not historical facts and are forward-looking. Accordingly, the forward-looking statements in this press release are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed; therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in the sections titled “Risk Factors” and "Cautionary Statement Regarding Forward-Looking Statements" in the Proxy Statement/Prospectus and, more generally, to the discussion in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015, and the discussion in the sections entitled “Risk Factors” and “Forward-Looking Statements” in HF Financial’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Great Western nor HF Financial undertake any obligation to update any forward- looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Important Additional Information and Where to Find It In connection with the Merger Agreement, Great Western has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that contains the Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL AND THE PROPOSED TRANSACTION. The Registration Statement, including the Proxy Statement/Prospectus, and other relevant materials, and any other documents filed by Great Western and HF Financial with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at david.hinderaker@greatwesternbank.com. Documents filed by HF Financial with the SEC may also be obtained free of charge from HF Financial's website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial's Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in a Solicitation Great Western, HF Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial, in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial, is available in HF Financial’s definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the Registration Statement and the Proxy Statement/Prospectus, and other relevant documents regarding the transaction filed with the SEC. No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial and is not a substitute for the Proxy Statement/Prospectus sent to the stockholders of HF Financial in connection with the proposed merger. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.